SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO INTRODUCE €0.25 ETS LEVY TO COVER NEW EU ECO-LOONEY TAX

Ryanair, the world's favourite airline, today (12th Jan) announced it would introduce a €0.25 levy per passenger for all bookings made from Tuesday 17th January next to cover the costs of the EU's new eco-looney ETS tax, which will cost Ryanair passengers €15m - €20m during 2012.

The impact of ETS on Ryanair passengers at €0.25 per one way booking will be less than the impact upon those travelling with other EU airlines as Ryanair is Europe's greenest, cleanest, airline (confirmed by Brighter Planet 2011 report) which enjoys lower ETS costs than high fare European flag carrier airlines who operate older, noisier, more polluting aircraft.

Ryanair's Stephen McNamara said:

"Ryanair will introduce a 25c ETS levy on every seat from Tues 17th January next to cover our estimated €15m - €20m ETS bill for 2012.  Ryanair does not believe that European aviation should be included in the ETS scheme since it accounts for less than 2% of the EU's CO2 emissions.  This latest EU stealth tax will damage traffic, tourism, European competiveness and jobs at a time when no other economic block is including aviation in their ETS schemes.

This new ETS tax is the latest in a long line of cost increases imposed on Europe's air passengers by the European Union, which reduces the competitiveness of EU air transport with yet another misguided 'environmental' tax which does nothing for the environment but penalises EU consumers and families."

For further information please contact:

            Stephen McNamara              Joe Carmody
                                                   Ryanair Ltd                             Edelman
                                                   Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  12 January, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary